SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)(1)
                                (Amendment No. 1)

                      National Information Consortium, Inc.
                      -------------------------------------
                              (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    636491102
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------
CUSIP No. 636491102                  13G
----------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Hellman & Friedman Capital Partners III, L.P.

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3.  SEC USE ONLY


 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     California

        NUMBER OF          5.  SOLE VOTING POWER
         SHARES
      BENEFICIALLY             2,676,938
        OWNED BY
         EACH              6.  SHARED VOTING POWER
       REPORTING
        PERSON                  - 0 -
         WITH

                           7.  SOLE DISPOSITIVE POWER

                               2,676,938

                           8.  SHARED DISPOSITIVE POWER

                               - 0 -

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,676,938

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.8%

12.  TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------
CUSIP No. 636491102                  13G
----------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     H&F Orchard Partners III, L.P.

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3.  SEC USE ONLY


 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     California

        NUMBER OF          5.  SOLE VOTING POWER
         SHARES
      BENEFICIALLY             195,037
        OWNED BY
         EACH              6.  SHARED VOTING POWER
       REPORTING
        PERSON                  - 0 -
         WITH

                           7.  SOLE DISPOSITIVE POWER

                               195,037

                           8.  SHARED DISPOSITIVE POWER

                               - 0 -

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     195,037

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.3%

12.  TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------
CUSIP No. 636491102                  13G
----------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     H&F International Partners III, L.P.

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3.  SEC USE ONLY


 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     California

        NUMBER OF          5.  SOLE VOTING POWER
         SHARES
      BENEFICIALLY             58,612
        OWNED BY
         EACH              6.  SHARED VOTING POWER
       REPORTING
        PERSON                  - 0 -
         WITH

                           7.  SOLE DISPOSITIVE POWER

                               58,612

                           8.  SHARED DISPOSITIVE POWER

                               - 0 -

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,612

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.1%

12.  TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------
CUSIP No. 636491102                  13G
----------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     H&F Investors III, Inc.

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3.  SEC USE ONLY


 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     California

        NUMBER OF          5.  SOLE VOTING POWER
         SHARES
      BENEFICIALLY             2,930,587
        OWNED BY
         EACH              6.  SHARED VOTING POWER
       REPORTING
        PERSON                  - 0 -
         WITH

                           7.  SOLE DISPOSITIVE POWER

                               2,930,587

                           8.  SHARED DISPOSITIVE POWER

                               - 0 -

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,930,587

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.2%

12.  TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------
CUSIP No. 636491102                  13G
----------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     F. Warren Hellman

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3.  SEC USE ONLY


 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

        NUMBER OF          5.  SOLE VOTING POWER
         SHARES
      BENEFICIALLY             2,930,587
        OWNED BY
         EACH              6.  SHARED VOTING POWER
       REPORTING
        PERSON                  - 0 -
         WITH

                           7.  SOLE DISPOSITIVE POWER

                               2,930,587

                           8.  SHARED DISPOSITIVE POWER

                               - 0 -

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,930,587

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.2%

12.  TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 1 TO SCHEDULE 13G

         The Schedule 13G, dated February 1, 2001 (the "Schedule 13G"), filed on behalf of each of Hellman & Friedman Capital Partners III, L.P., a California limited partnership, H&F International Partners III, L.P., a California limited partnership, H&F Orchard Partners III, L.P., a California limited partnership (collectively, the "H&F Investors"), H&F Investors III, Inc., a California C corporation ("H&F Inc."), F. Warren Hellman and John L. Bunce, Jr., is hereby amended as set forth below:

Item 2(a).        Names of Persons Filing:
---------         -----------------------

                  This statement is filed on behalf of the H&F Investors, H&F Inc. and F. Warren Hellman.

                  The H&F Investors are the direct owners of the Shares (as defined in Item 2(d) of the Schedule 13G) and accordingly may be deemed to be the beneficial owners of the Shares. The sole general partner of the H&F Investors is H&F Investors III, a California general partnership. The managing general partner of H&F Investors III is Hellman & Friedman Associates III, L.P., a California limited partnership, and the managing general partner of Hellman & Friedman Associates III, L.P. is H&F Inc. In such capacity, H&F Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares directly owned by the H&F Investors and may be deemed to be the beneficial owner of such Shares. The sole shareholder of H&F Inc. is The Hellman Family Revocable Trust (the "Trust"). Mr. Hellman is a director of H&F Inc. and a trustee of the Trust. The investment decisions of H&F Inc. are made by an investment committee, of which Mr. Hellman is a voting member. The investment committee indirectly exercises sole voting and investment power with respect to the Shares held by the H&F Investors. As a member of the investment committee, Mr. Hellman could be deemed to beneficially own such shares, but he disclaims such beneficial ownership except to the extent of his indirect pecuniary interest in such shares.

                  The H&F Investors, H&F Inc. and Mr. Hellman are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything herein shall be deemed to be an admission by the H&F Investors, H&F Inc. or Mr. Hellman that such a group exists.

Item 4.           Ownership.
------            ---------

                  (a)  Amount beneficially owned:

                       See response to item 9 on pages 2-6 with respect to each filing person.

                  (b)  Percent of class:

                       See response to item 11 on pages 2-6 with respect to each filing person.

                  (c)  Number of shares as to which such person has:

                           (i)  Sole power to vote or to direct the vote:

                                See response to item 5 on pages 2-6 with respect to each filing person.

                          (ii)  Shared power to vote or to direct the vote:

                                See response to item 6 on pages 2-6 with respect to each filing person.

                         (iii) Sole power to dispose or to direct the disposition of:

                                See response to item 7 on pages 2-6 with respect to each filing person.

                          (iv) Shared power to dispose or to direct the disposition of:

                                See response to item 8 on pages 2-6 with respect to each filing person.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: February 13, 2002

                                                     H&F INVESTORS III, INC.



                                                     By: /s/ Georgia Lee
                                                         -----------------------
                                                         Name:  Georgia Lee
                                                         Title: Vice President